# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netskope, Inc., CIK 0002063196
CUSIP: 64119N608
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: c/o Netskope, Inc., 2445 Augustine Drive, Suite 301,, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-113773
Filed by CIK 0002083367

## Reporting persons
- Sanjay Beri: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 11,486,832; shared voting power 22,288,889; sole dispositive power 3,538,275; shared dispositive power 22,288,889; aggregate amount beneficially owned 33,775,721 (28.4% of the class)
  Comment: With respect to Rows 5, 7 and 9, includes (i) 1,312,624 shares of Class B common stock held by Sanjay Beri (the "Reporting Person"); (ii) 1,398,055 shares of Class B common stock subject to options exercisable within 60 days of December 31, 2025 and (iii) 827,596 shares of Class B common stock issuable upon vesting of restricted stock units within 60 days of December 31, 2025. In addition, the Reporting Person holds voting power over (i) 5,826,530 shares of Class B common stock and (ii) 2,122,027 shares of Class B common stock that another stockholder of the Issuer has the right to acquire subject to options exercisable or the vesting of restricted stock units within 60 days of December 31, 2025, and over which, under all but certain limited circumstances, the Reporting Person holds an irrevocable proxy, pursuant to a voting agreement between the Reporting Person and such stockholder (the "voting agreement").
  
  With respect to Rows 6, 8 and 9, includes 22,288,889 shares of Class B common stock held by the 2012 Sanjay Beri and Ava Malla Revocable Trust for which the Reporting Person serves as trustee.
  
  Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated using the outstanding shares of Class A common stock only (assuming full conversion of the shares of Class B common stock held of record by the Reporting Person, but not any of the shares of Class B common stock held by any other person). Percentage ownership is calculated based on 85,188,411 shares of Class A common stock of the Issuer outstanding as of December 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2025, filed with the Securities and Exchange Commission on December 11, 2025. For purposes hereof, shares reported as beneficially owned by the Reporting Person include shares held by another stockholder of the Issuer or which such other stockholder has the right to acquire within 60 days of December 31, 2025, over which, under all but certain limited circumstances, the Reporting Person holds an irrevocable proxy pursuant to the voting agreement.
  
  Each share of Class B common stock is convertible into one share of the Issuer's Class A common stock at the option of the holder and automatically converts to shares of Class A common stock on a 1:1 basis on or prior to September 19, 2035 as set forth in the Issuer's amended and restated certificate of incorporation. Each share of Class A common stock has one vote per share and each share of Class B common stock has 20 votes per share. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to the aforementioned conversion rights and voting rights.

## Item 1. Issuer
Name of issuer: Netskope, Inc.
Address of issuer's principal executive offices: c/o Netskope, Inc. 2445 Augustine Drive, Suite 301, Santa Clara, CA 95054

## Item 2. Person Filing
Name of person filing: Sanjay Beri
Address of principal business office or, if none, residence:
c/o Netskope, Inc.
2445 Augustine Drive, Suite 301
Santa Clara, CA 95054
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page.
Percent of class: See Row 11 of cover page.
Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sanjay Beri: /s/ Sanjay Beri, Sanjay Beri (02/13/2026)